SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 11)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)1

PENWEST PHARMACEUTICALS CO.

(Name of Issuer)

Common Stock, Par value $0.001

(Title of Class of Securities)

709754105

(CUSIP Number)

Joseph Edelman, 499 Park Avenue, 25th Floor, New York, NY 10022, (646) 205-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

February 5, 2010

(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

___________________________

1         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.709754105	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

PERCEPTIVE ADVISORS LLC

2.	CHECK THE APPROPRIATE BOX IF A GROUP*	(a)☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO (Funds from Investment Advisory Clients).

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF	7.	SOLE VOTING POWER
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 6,476,446
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 6,476,446

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,476,446

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.4%

14.	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.709754105	13D/A	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

JOSEPH EDELMAN

2.	CHECK THE APPROPRIATE BOX IF A GROUP*	(a)☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	6,476,446
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	6,476,446

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,476,446

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.4%

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105	13D/A	Page 4 of 5 Pages

          Explanatory Note: This Amendment No. 11 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Perceptive Advisors LLC, a Delaware limited liability company (the “Investment Manager”) and Joseph Edelman, the managing member of the Investment Manager (each, a Reporting Person and, collectively, the “Reporting Persons”) initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on July 17, 2008 and amended on July 18, 2008, October 23, 2008, November 21, 2008, December 19, 2008, January 12, 2009, March 3, 2009, March 12, 2009, March 30, 2009, April 28, 2009 and June 22, 2009 (as so amended, the “Statement”), with respect to the common stock, par value $0.001 (the “Common Stock”) of Penwest Pharmaceuticals Co. (the “Issuer”).

          Items 4 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4. Purpose of Transaction

          Item 4 of the Statement is hereby amended to add the following:

          On February 5, 2010, Tang Capital Partners, LP and the Perceptive Life Sciences Master Fund Ltd. delivered notice to the Issuer, pursuant to the advance notice provisions in the Issuer’s Bylaws, of their intent to nominate Roderick Wong, M.D., Saiid Zarrabian, and John Lemkey as candidates for election to the Issuer’s Board of Directors at the 2010 annual meeting of shareholders, or any other meetings of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.

          In connection with such notice, and in full compliance with the requirements of Section 2.15 of the Issuer’s Bylaws, Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. provided the Issuer with certain information about each nominee.

Item 7. Material to be Filed as Exhibits

          Item 7 of the Statement is hereby amended to add the following:

Exhibit 12: Notice of Intention to Nominate Persons for Election as Directors. (Filed herewith)

CUSIP No. 709754105	13D/A	Page 5 of 5 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2010

Date

PERCEPTIVE ADVISORS LLC

/s/ Joseph Edelman

Signature

Joseph Edelman/Managing Member

Name/Title

February 5, 2010

Date

/s/ Joseph Edelman

Signature

Joseph Edelman

Name/Title

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

EXHIBIT 12

Tang Capital Partners, LP	Perceptive Life Sciences Master Fund Ltd.
4401 Eastgate Mall	499 Park Avenue, 25th Floor
San Diego, CA 92121	New York, NY 10022

February 5, 2010

VIA HAND DELIVERY AND ELECTRONIC MAIL (Investor@penwest.com)

Corporate Secretary
Penwest Pharmaceuticals Co.
2981 Route 22
Patterson, New York 12563

Re: Notice to Secretary of Intention to Nominate Persons for Election as Directors at the 2010 Annual Meeting of Shareholders of Penwest Pharmaceuticals Co.

Dear Sir or Madam,

Tang Capital Partners, LP (“TCP”) and Perceptive Life Sciences Master Fund Ltd. (“Perceptive” and together with TCP, the “Shareholders”), pursuant to Section 2.15 of the Amended and Restated Bylaws (the “Bylaws”) of Penwest Pharmaceuticals Co., a Washington corporation (“Penwest” or the “Company”), hereby notify you that they intend to nominate three (3) persons for election to the Board of Directors of the Company (the “Board”) at the 2010 Annual Meeting of Shareholders of the Company, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

This letter, including the exhibits attached hereto, is collectively referred to as the “Notice”. The persons that the Shareholders intend to nominate for election to the Board at the Annual Meeting are Roderick Wong, M.D., Saiid Zarrabian and John Lemkey. Dr. Wong, Mr. Zarrabian and Mr. Lemkey are each referred to herein as a “Nominee”, and collectively, the “Nominees”. The Company has confirmed in recent communications with the Shareholders that the size of the Board will be eight (8) members and three (3) members of the Board will be up for election at the Annual Meeting. To the extent that the Company might purport to increase the size of the Board, declassify the Board or otherwise adjust the number of directors that are to be elected at the Annual Meeting, or in the event any of the Nominees is unable, or hereafter becomes unwilling for any reason, to serve as a director, the Shareholders reserve the right to nominate additional nominees for election to the Board at the Annual Meeting. Any additional nominations made pursuant to the preceding sentence would be without prejudice to the issue of whether such attempt by the Company to adjust the number of directors that are elected was valid under the circumstances.

Pursuant to Section 2.15 of the Bylaws, the undersigned hereby set forth the following:

1.	The shareholders giving this Notice and intending to make the nominations set forth herein are TCP and Perceptive.

2.	The principal address of TCP is 4401 Eastgate Mall, San Diego, California 92121.

Corporate Secretary

3.	The principal address of Perceptive is 499 Park Avenue, 25th Floor, New York, New York 10022.

4.	TCP and its affiliates control 6,695,598 shares of the Company’s common stock.[1]

5.	Perceptive and its affiliates control 6,476,446 shares of the Company’s common stock.[2]

6.	The Shareholders and their respective affiliates collectively beneficially own 13,172,044 shares of the Company’s common stock.

7.

We hereby represent that the Shareholders are holders of Common Stock entitled to vote at the Annual Meeting and that they intend to appear in person or by proxy at the Annual Meeting to nominate the Nominees specified herein.

8.	Information regarding each Nominee required to be disclosed pursuant to Section 2.15 of the Bylaws is set forth in Exhibits C through E attached hereto.

9.

The Nominees are willing to be nominated by the Shareholders. Each Nominee’s written consent to his nomination, to being named in any proxy statement as a nominee that was nominated by the Shareholders, and to serving as a director of the Company if elected, is included as Exhibit F hereto.

While we strongly believe that changes to the board of directors are in the best interest of all of the shareholders of the Company, the Shareholders will benefit from the resulting improved corporate governance, a benefit that will be enjoyed by all shareholders. Additionally, the Shareholders may receive unique benefits if the Nominees set forth herein are elected to the Board. Such unique benefit will, if realized, result from the fact that Mr. Lemkey, a Nominee, is the Chief Financial Officer of Tang Capital Management, LLC, the general partner of TCP, and each Nominee, including Mr. Lemkey, is likely to be more receptive to our suggestions than any of the members of the Board that are not affiliated with us or nominated by us.

In addition to the foregoing, certain information regarding the qualifications of each Nominee, responsive to the criteria and attributes of director nominees specified by the Company’s Nominating and Governance Committee, as described in the Company’s Corporate Governance Guidelines, adopted June 13, 2007, and in the Company’s proxy statement for its 2009 Annual Meeting of Shareholders, is set forth in Exhibits C though E attached hereto (without conceding that any such information is required to be disclosed in this Notice).

[1] See Schedule 13D/A filed by TCP and its affiliates on February 5, 2010, and attached hereto as Exhibit A, for more information on TCP’s ownership of Penwest’s capital stock.

[2] See Schedule 13D/A filed by Perceptive and its affiliates on February 5, 2010, and attached hereto as Exhibit B, for more information on Perceptive’s ownership of Penwest’s capital stock.

Corporate Secretary

Except as set forth in this Notice, including the exhibits hereto, as of the date hereof, to the best of the Shareholders’ knowledge, (i) no Nominee holds or has held any positions or offices within the Company; (ii) no Nominee has any family relationship with any current or former director or executive officer of the Company; (iii) there are no pending legal proceedings where any Nominee, or an associate of any Nominee, is a party adverse to the Company or has an interest adverse to the Company; (iv) no Nominee has been involved in legal proceedings as described in Item 401(f) of Regulation S-K of the Securities Act of 1933, as amended (“Regulation S-K”), during the past five (5) years; (v) no Nominee owns any securities of the Company (or any parent or subsidiary of the Company), directly or indirectly, beneficially or of record; (vi) no Nominee is, or was in the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company; (vii) there is no transaction, or series of similar transactions, since January 1, 2009, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000 and in which any Nominee or any associate of any Nominee, or any member of the immediate family of any Nominee or of any associate of any Nominee, had, or will have, a direct or indirect material interest; (viii) no Nominee or associate of any Nominee has any arrangement or understanding with any person with respect to (a) any future employment with the Company or its affiliates (except in the capacity as a director), or (b) any future transactions to which the Company or any of its affiliates will or may be a party, or (c) selection as a director or nominee; (ix) no Nominee has any substantial interest, direct or indirect, in the matters to be acted on at the Annual Meeting, except in his interest in being nominated and elected as a director; (x) no Nominee is, or has an immediate family member who is, a partner in, or a controlling shareholder or any executive officer of, any organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company’s securities or payment under non-discretionary charitable contribution matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three (3) fiscal years; (xi) no Nominee is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three (3) fiscal years any of the Company’s executive officers serve on the compensation committee of such other entity; (xii) no Nominee is, or has an immediate family member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three (3) years; (xiii) no Nominee has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time in the past three (3) years; and (xiv) no Nominee has, or has an immediate family member who has, received any compensation from the Company.

In April 2009, TCP, of which Mr. Lemkey, a Nominee, is associated, and Perceptive filed a complaint for declaratory and injunctive relief against the Company and the members of the Company’s board of directors, as individual defendants, in the superior court of the State of Washington, Thurston County. This action is still pending.

We have provided this Notice in advance of the deadline for submitting notice pursuant to Section 2.15 of the Company’s Bylaws. If the Company, its officers, directors, employees, counsel, or agents find this Notice to be deficient in any manner or form, we expect to be notified by the Company of any such alleged deficiency or determination with specific and detailed reasons in writing promptly and in any event no later than four (4) calendar days from the Company’s receipt of this Notice. Upon receipt of such notice, we reserve the right to either challenge or cure any alleged deficiencies. We reserve the right to give further notice of additional business to be conducted or nominations to be made at the Annual Meeting or any other meeting of the Company’s shareholders, to revise the nominations described herein, or not to present any one (1) or more nominations described herein.

If this Notice shall be deemed, for any reason, by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, then in addition to any other rights or remedies the Shareholders may have, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by the Shareholders. The giving of this Notice is not an admission that the procedures for notice contained in the Bylaws are legal, valid or binding, and the Shareholders each reserve the right to challenge any such procedures or their application in whole or in part.

Corporate Secretary

The Shareholders hereby request written notification from the Company of the following no later than February 9, 2010:

•	Confirmation that the size of the Board is currently fixed at a total of eight (8) directorships, and that there are currently no vacancies on the Board;

•	Confirmation that three (3) directors of the Board will be elected at the Annual Meeting;

•	Confirmation that the Bylaws have not been amended since November 7, 2007; and

•

Either confirmation that this Notice complies with the notice requirements of Section 2.15 of the Bylaws respecting advance notice of nominations of directors or identification of any alleged defects in this Notice that lead the Company to conclude that such notification requirements have not been complied with.

Please direct any correspondence related to this Notice to Ethan Christensen, Esq., Cooley Godward Kronish LLP, via mail at 4401 Eastgate Mall, San Diego, California 92121, by telephone at (858) 550-6076, by facsimile at (858) 550-6420 or by email at echristensen@cooley.com and to James Rieger, Esq., Tannenbaum Helpern Syracuse & Hirschtritt LLP, 900 Third Avenue, New York, New York 10022-4401, by telephone at (212) 508-6728, by facsimile at (646) 390-6916 or by email at rieger@thshlaw.com.

Sincerely,

Tang Capital Partners, LP
by: Tang Capital Management, LLC, its general partner

/s/ Kevin C. Tang

Kevin C. Tang
Managing Director

Perceptive Life Sciences Master Fund Ltd.
by: Perceptive Advisors LLC, its investment manager

/s/ Joseph Edelman

Joseph Edelman
Managing Member

Encl.

cc:	Ms. Jennifer L. Good (via electronic mail)
Chief Executive Officer, Penwest Pharmaceuticals Co.

Ethan E. Christensen, Esq. (via electronic mail)
Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121

James Rieger, Esq. (via electronic mail)
Tannenbaum Helpern Syracuse & Hirschtritt LLP
900 Third Avenue
New York, New York 10022

EXHIBIT A

SCHEDULE 13D/A FILED WITH THE SEC BY TCP ON FEBRUARY 5, 2010

EXHIBIT B

SCHEDULE 13D/A FILED WITH THE SEC BY PERCEPTIVE ON FEBRUARY 5, 2010

EXHIBIT C

Name of Nominee:	Roderick Wong, M.D.
Age of Nominee:	32
Address of Nominee:	160 Central Park South, Suite 809, New York, NY 10019
Beneficial ownership of Nominee:

Roderick Wong, M.D. does not have voting or dispositive power or hold of record any shares of Common Stock.

Business Experience, Background and Directorships of the Nominee:

Roderick Wong, M.D., 32, founded RTW Investments in 2010 and serves as its Managing Member. Dr. Wong also serves as an Adjunct Assistant Professor at NYU Stern Business School, where he teaches an MBA course entitled Financial Analysis in Healthcare. From 2005 to 2009, Dr. Wong was employed by Davidson Kempner Partners, a New York based investment partnership. At Davidson Kempner, Dr. Wong served as a Managing Director and the Portfolio Manager for the Davidson Kempner Healthcare Funds and Davidson Kempner Healthcare Account from their inception. Previously, Dr. Wong was employed as a Healthcare Analyst at Sigma Capital Management, an SAC Capital company. He also worked on the Biotechnology equity research team at Cowen & Company. Dr. Wong graduated from the University of Pennsylvania Medical School, received an MBA from Harvard Business School, and graduated Phi Beta Kappa with a BS in Economics from Duke University.

Dr. Wong would not be disqualified from being an independent director as a result of any of the factors specified in Rule 4200(a)(15) of the rules of the NASDAQ Stock Market. Accordingly, the Board should determine that Dr. Wong has no relationship that would interfere with his exercise of independent judgment in carrying out his responsibilities as a director and is accordingly independent. Dr. Wong has a reputation for integrity, honesty and adherence to high ethical standards. Dr. Wong has demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company. Dr. Wong has a commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees. He has the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include shareholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all shareholders. Additionally, Dr. Wong has an absence of any conflicts of interests, or the appearance of any conflicts of interest, that would impair his ability to represent the interests of all shareholders and to fulfill the responsibilities of a director.

EXHIBIT D

Name of Nominee:	Saiid Zarrabian
Age of Nominee:	57
Address of Nominee:	P.O. Box 675765, 16120 Valle De Oro, Rancho Santa Fe, CA 92067
Beneficial ownership of Nominee:

Saiid Zarrabian does not have voting or dispositive power or hold of record any shares of Common Stock.

Business Experience, Background and Directorships of the Nominee:

Saiid Zarrabian, 57, is currently the Principal of Zarrabian Consulting, an executive and corporate development consulting business he founded in 2002 and is the president of Lone Peak Homes, Inc., a privately held ski property development entity. From May 2001 to January 2002, Mr. Zarrabian served as President and Chief Operating Officer of Senomyx, Inc., a biotechnology firm involved with discovery of novel flavor ingredients. Before this, Mr. Zarrabian served as Chief Operating Officer of Pharmacopeia, Inc. (later acquired by Ligand Pharmaceuticals Incorporated.), a publicly held biotechnology firm involved with internal drug discovery, combinatorial chemistry, and high-throughput screening products and services, and as President and Chief Operating Officer of Molecular Simulations, Inc. (acquired by Pharmacopeia, Inc.), an industry leading innovator of computational modeling and bioinformatics tools for the pharma/biotech and chemicals industries. Before that he served as Chief Operating Officer of Symbolics, Inc., a publicly traded artificial intelligence products and services company. He has been involved in private and public financings, and numerous successful mergers and acquisitions. He currently serves on the board of Ambit Biosciences Corporation, a privately held biotech company, and eMolecules, Inc., a privately held chemistry product and ecommerce firm.

Mr. Zarrabian would not be disqualified from being an independent director as a result of any of the factors specified in Rule 4200(a)(15) of the rules of the NASDAQ Stock Market. Accordingly, the Board should determine that Mr. Zarrabian has no relationship that would interfere with his exercise of independent judgment in carrying out his responsibilities as a director and is accordingly independent. Mr. Zarrabian has a reputation for integrity, honesty and adherence to high ethical standards. Mr. Zarrabian has demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company. Mr. Zarrabian has a commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees. He has the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include shareholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all shareholders. Additionally, Mr. Zarrabian has an absence of any conflicts of interests, or the appearance of any conflicts of interest, that would impair his ability to represent the interests of all shareholders and to fulfill the responsibilities of a director.

EXHIBIT E

Name of Nominee:	John Lemkey
Age of Nominee:	29
Address of Nominee:	4401 Eastgate Mall, San Diego, California 92121
Beneficial ownership of Nominee:

John Lemkey does not have voting or dispositive power or hold of record any shares of Common Stock. Mr. Lemkey is an employee of Tang Capital Management, LLC, the general partner of Tang Capital Partners, LP, which holds 6,396,598 shares of Common Stock. Mr. Lemkey is a participant in the Tang Advisors, LLC Profit Sharing Plan, a qualified retirement plan for employees of Tang Capital Management, LLC and Tang Advisors, LLC, which holds 77,500 shares of Common Stock.

Business Experience, Background and Directorships of the Nominee:

John Lemkey, 29, is the Chief Financial Officer of Tang Capital Management, LLC, an investment firm focused on the health care industry. Mr. Lemkey has been employed by Tang Capital Management, LLC since April 2006. From August 2003 to April 2006, Mr. Lemkey worked as an auditor for Ernst and Young, LLP. Mr. Lemkey is a Certified Public Accountant in the state of California (currently in Inactive Status) and received his B.S. degree in Accounting from the University of Southern California.

Mr. Lemkey would not be disqualified from being an independent director as a result of any of the factors specified in Rule 4200(a)(15) of the rules of the NASDAQ Stock Market. Accordingly, the Board should determine that Mr. Lemkey has no relationship that would interfere with his exercise of independent judgment in carrying out his responsibilities as a director and is accordingly independent. Mr. Lemkey has a reputation for integrity, honesty and adherence to high ethical standards. Mr. Lemkey has demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company. Mr. Lemkey has a commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees. He has the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include shareholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all shareholders. Additionally, Mr. Lemkey has an absence of any conflicts of interests, or the appearance of any conflicts of interest, that would impair his ability to represent the interests of all shareholders and to fulfill the responsibilities of a director.

EXHIBIT F

WRITTEN CONSENTS OF NOMINEES

February 5, 2010

Penwest Pharmaceuticals Co.
2981 Route 22
Patterson, New York 12563

To Whom It May Concern:

I hereby consent to being named by Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. as a nominee for election to the board of directors of Penwest Pharmaceuticals Co. and will serve as a director if so elected.

Sincerely,

Roderick Wong, M.D.

February 5, 2010

Penwest Pharmaceuticals Co.
2981 Route 22
Patterson, New York 12563

To Whom It May Concern:

I hereby consent to being named by Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. as a nominee for election to the board of directors of Penwest Pharmaceuticals Co. and will serve as a director if so elected.

Sincerely,

Saiid Zarrabian

February 5, 2010

Penwest Pharmaceuticals Co.
2981 Route 22
Patterson, New York 12563

To Whom It May Concern:

I hereby consent to being named by Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. as a nominee for election to the board of directors of Penwest Pharmaceuticals Co. and will serve as a director if so elected.

Sincerely,

John Lemkey